UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

BENEFICIENT

(Name of Issuer)

Common Stock

(Title of Class of Securities)

08178Q309

(CUSIP Number)

September 11, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08178Q309
1. Names of Reporting Persons Peter T. Cangany, Jr.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 817
6. Shared Voting Power 325,000(1)
7. Sole Dispositive Power 817
8. Shared Dispositive Power 325,000(1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 325,817(1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 7.4%(2)
12. Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 50,000 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Beneficient, a Nevada corporation (the “Issuer”), held by The Cangany Group, LLC, a limited liability company for which Peter T. Cangany, Jr. serves as a manager and, in such capacity, has the power to vote and direct the disposition of such shares, (ii) 275,000 shares of Class A Common Stock held by Cangany Capital Management, LLC, a limited liability company for which Mr. Cangany serves as a manager and, in such capacity, has the power to vote and direct the disposition of such shares, and (iii) 817 shares of Class A Common Stock issuable upon settlement of vested restricted stock units held by Mr. Cangany.
(2)	The percentage is calculated based on 4,378,488 shares of Class A Common Stock outstanding as of the date hereof.

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CUSIP No. 08178Q309
1. Names of Reporting Persons Cangany Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Indiana
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 275,000
6. Shared Voting Power 0
7. Sole Dispositive Power 275,000
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 275,000(1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 6.3%(1)
12. Type of Reporting Person (See Instructions) OO

(1)	The percentage is calculated based on 4,378,488 shares of Class A Common Stock outstanding as of the date hereof.

Item 1.

(a)	Name of Issuer

Beneficient

(b)	Address of Issuer’s Principal Executive Offices

325 N. Saint Paul Street, Suite 2850

Dallas, TX 75201

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Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Peter T. Cangany, Jr. and Cangany Capital Management, LLC, a limited liability company for which Mr. Cangany serves as a manager and, in such capacity, has the power to vote and direct the disposition of shares held by Cangany Capital Management, LLC (collectively referred to herein as the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence

975 N. Mitthoeffer Road

Indianapolis, IN 46229

(c)	Citizenship

i) Mr. Cangany is a citizen of the United States.

ii) Cangany Capital Management, LLC is a limited liability company formed under the laws of the State of Indiana.

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

08178Q309

Item  3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

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Item  4. Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

Each of the Reporting Persons expressly disclaims beneficial ownership of all shares of Class A Common Stock reported herein other than those shares such Reporting Person holds directly.

Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), or any other purpose, the beneficial owner of any securities covered by this statement.

Item  5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item  6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item  7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2(a) above.

Item  8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2024

/s/ Peter T. Cangany, Jr.
PETER T. CANGANY, JR.

CANGANY CAPITAL MANAGEMENT, LLC

By:	/s/ Peter T. Cangany, Jr.
Name:	Peter T. Cangany, Jr.
Title:	Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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